Exhibit 99.2

CATALYST PAPER CORPORATION

SECOND QUARTER INTERIM REPORT
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

PRESIDENT'S MESSAGE

Although it was a disappointing second quarter, year to date results were better when compared to the same period last year. Our progress demonstrates that we are effectively driving down costs and growing the top line – key strategies that are foundational to our company's transformation.

Financial Highlights

In the second quarter, we recorded a net loss of $26.6 million and a net loss before specific items of $27.3 million. This compared to net earnings of $16.9 million and a net loss before specific items of $5.1 million in the previous quarter.

Adjusted Earnings Before Interest Tax Depreciation and Amortization (adjusted EBITDA) was negative $5.3 million and adjusted EBITDA before specific items was negative $1.1 million in the second quarter. This compares to adjusted EBITDA of $17.1 million and adjusted EBITDA before specific items of $17.7 million in the previous quarter.  Liquidity declined from $84.0 million as of March 31st to $74.5 million as of June 30, 2016.

Year to date adjusted EBITDA of $11.8 million was $17.0 million higher than the negative $5.2 million adjusted EBITDA reported in the same period last year.  Second quarter operating results were negatively impacted by the stronger Canadian dollar, lower production and sales volumes, the continued impact of the countervailing duty (CVD) on exports to the United States of supercalendered paper, and higher maintenance and power costs for the Canadian operations. Planned and unplanned maintenance outages at the Crofton mill increased maintenance costs and reduced production volumes.  This was partially offset by Revitalization program cost savings and revenue enhancement from product mix optimization.

Operational Highlights

We made excellent progress in safety reducing both our medical incident (MIR) and long term incident (LTI) rates. In the second quarter, our MIR was 1.51 and our LTI was 0.60. Our progress was due to a concerted effort to increase employee involvement in grassroots programs to strengthen personal accountability for safety.

A good example is reflected in the implementation of our new Glove Policy, which has led to a major reduction in hand injuries at all operations. Although pleased with our progress, we know we are on a journey of continuous improvement that requires resolve and determination.

We continued to see positive results with our Revitalization Program led by our U.S. mills, which are tracking ahead of schedule in realizing identified savings. Our employees are driving cost reductions with a strong sense of urgency reflecting a high degree of ownership.

Planned and unplanned maintenance outages at Crofton drove increased maintenance costs and reduced production volumes. A total mill outage, recovery boiler and digester outage, and capital work on paper machine no. 3, resulted in lost production of 27,300 tonnes and total maintenance costs and lost contribution of approximately $13.8 million, which exceeded the planned financial impact by approximately $3.3 million.

Crofton was also impacted by a breach in the mill's main water supply line in April 2016. The breach caused a mill-wide water outage that resulted in incremental costs and lost contribution of approximately $3.1 million, although we have recorded insurance proceeds, estimated at $1.1 million, receivable as of June 30, 2016.

Markets

Markets continued to be difficult. Demand declined across all grades, although prices remained relatively stable.

We are offsetting the challenge of declining printing and writing paper markets by improving product mix and accelerating product innovation. We have a number of grades and products in development. Exemplifying our progress is a recent announcement highlighting the availability of a new 7 point Orion matte paper that will meet a niche market need and provide customers with a reliable, one-stop supplier for no. 3 coated free sheet.

During the quarter, the United States Department of Commerce confirmed that it will extend the timeline of its expedited review of the CVD. We are disappointed by the Department of Commerce's decision as we now expect its preliminary determination no later than November 7, 2016, with its final determination now delayed until at least the first quarter of 2017. Since the CVD was imposed on Catalyst in the second quarter of 2015, our company has incurred duties and associated legal costs of approximately $13.2 million, of which $2.2 million was incurred in the second quarter of 2016.

Sustainability Achievements

We are proud of the recognition we received in the second quarter acknowledging our corporate social responsibility and environmental achievements. For the 10th consecutive year, Catalyst was named as one of the Best 50 Corporate Citizens in Canada by Corporate Knights Magazine.

Other acknowledgements in the quarter included Catalyst receiving the prestigious Canadian Industry for Energy Conservation Leadership Award in recognition of our G13 Turbine implementation in Powell River. In addition, we received the Energy Management Insight Award in recognition of implementing the ISO 50001 energy management system at Crofton. We remain one of the only pulp and paper companies in North America to achieve the global ISO 50001 standard.

Outlook

In the second half of 2016, we anticipate that additional savings generated by Revitalization Programs, combined with reduced maintenance spending at all operations, will contribute positively to earnings. We also expect to benefit from strong seasonal sales demand for our traditional printing paper business and growth in new specialty product sales.
Joe Nemeth
 President & Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS		4

1.	OVERVIEW AND HIGHLIGHTS	7

2.	SEGMENTED RESULTS	15

3.	LIQUIDITY AND CAPITAL RESOURCES	23

4.	CONTINGENT LIABILITIES	25

5.	SUMMARY OF QUARTERLY RESULTS	25

6.	NON-GAAP MEASURES	25

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	28

8.	CHANGES IN ACCOUNTING POLICIES	29

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS	29

10.	RISKS AND UNCERTAINTIES	30

11.	SENSITIVITY ANALYSIS	31

12.	OUTLOOK	31

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING	33

CONSOLIDATED FINANCIAL STATEMENTS		34

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following management's discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2016 and June 30, 2015 and our audited annual consolidated financial statements for the year ended December 31, 2015 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.).  Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrator's electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, free cash flow and cash flows provided (used) by operations before changes in non-cash working capital.  We believe that these non-GAAP measures are useful in evaluating our performance.  These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 6, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.  The term "dollars" and the symbols "$" and "CDN$" refer to Canadian dollars and the term "U.S. dollars" and the symbol "US$" refer to United States dollars.

In this MD&A, the term "tonne" and the symbol "MT" refer to a metric tonne and the term "ton" or the symbol "ST" refer to a short ton, a measure of weight equal to 0.9072 metric tonne.  Use of these symbols is in accordance with industry practice.

The information in this report is as of July 27, 2016 which is the date of filing in conjunction with our press release announcing our results for the second quarter of 2016.  Disclosure contained in this document is current to July 27, 2016 unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (forward-looking statements), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.
Forward-looking statements:
•	Are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

•	Can be identified by the use of words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "predicts", "estimates", "forecasts", and similar words or phrases or the negative of such words or phrases;

•	Reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

–	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
–	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
–	Our ability to successfully obtain cost savings from our cost reduction initiatives;
–	Our ability to implement business strategies and pursue opportunities;
–	Expected cost of goods sold;
–	Expected component supply costs and constraints;
–	Expected foreign exchange and tax rates.

•	While considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in the MD&A. Certain of these risks are:

–	The impact of general economic conditions in the countries in which we do business;
–	Conditions in the capital markets and our ability to obtain financing and refinance existing debt;
–	Market conditions and demand for our products (including declines in advertising and circulation);
–	The implementation of trade restrictions in jurisdictions where our products are marketed;
–	Fluctuations in foreign exchange or interest rates;
–	Raw material prices (including wood fibre, chemicals and energy);
–	The effect of, or change in, environmental and other governmental regulations;
–	Uncertainty relating to labour relations;
–	The availability of qualified personnel;
–	Legal proceedings;
–	The effects of competition from domestic and foreign producers;
–	The risk of natural disaster and other factors many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition.  Readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking statements also include, in respect of the potential acquisition of the company by Kejriwal Group International (KGI), the statements describing the potential transaction involving the securities of the company and the terms thereof, the impact of the transaction on the obligations of the company and the timeline for the transaction. These forward-looking statements are based on assumptions and subject to risks and uncertainties that may cause actual results to differ materially from those contained in those statements, including, in addition to the ones mentioned above, (i) that the terms relating to the potential transaction set out in the support agreement are subject to the execution of definitive agreements among KGI and the company, the completion of due diligence by KGI satisfactory to it, completion of funding by KGI, the agreements and consents of third party lenders and other stakeholders, regulatory approvals and other material conditions, (ii) the results of negotiations among KGI and the company relating to a potential transaction and the actual terms thereof, (iii) the failure to complete a definitive transaction or to satisfy any regulatory requirement, closing condition or consent that may be required in connection with any potential transaction, and (iv) other factors beyond the control of the company. Accordingly, there can be no assurance that any agreement to implement the transaction will be entered into between KGI and the company and on what terms, that any of the material conditions to the transaction will be satisfied, or that this or any other transaction will be approved or consummated.

1.	OVERVIEW AND HIGHLIGHTS
BUSINESS OVERVIEW
We are the largest producer of mechanical printing papers in western North America and the largest producer of coated groundwood paper in North America.  Our business is comprised of four business segments: coated paper, uncoated paper, newsprint, and pulp.  Coated paper includes coated freesheet (CFS), coated groundwood (CGW), and coated one-sided specialty (C1S) paper.  Uncoated paper includes uncoated mechanical (UM), directory paper and uncoated free sheet (UFS).  We are the only producer of CGW paper and soft calender (SC) paper in western North America.  We operate three paper mills in British Columbia (B.C.) in Crofton, Port Alberni, and Powell River and two paper mills in the U.S. in Rumford, Maine and Biron, Wisconsin.
Our Crofton and Rumford mills each include two-line kraft pulp operations.  Our Crofton mill produces kraft pulp primarily to market and sell into the Asian market, while our Rumford mill produces kraft pulp primarily as furnish used to manufacture the mill's coated paper products.
More information about our business segments, product profile and our geographic sales distribution is provided on pages 7 to 9 of our 2015 Annual Report.  Our production capacity by mill and product line is summarized in the following chart:
2016 Capacity by Mill Location and Product Line[1]
		Coated Paper [1]			Uncoated Paper [1]			Newsprint [1]	Market Pulp	Total
Mill Location	Number Of Paper Machines	CFS	CGW	C1S	UM	UFS	Directory	Newsprint	Market Pulp
Crofton, B.C. [4]	2	–	–	–	–	–	–	350,000	377,000 [2]	727,000
Port Alberni, B.C.	2	–	224,000	–	–	–	116,000	–	–	340,000
Powell River, B.C. [5]	2	–	–	–	350,000	–	–	–	–	350,000
Rumford, ME [6]	3	237,000	154,000	47,000	–	24,000	–		105,000 [3]	567,000
Biron, WI	2	–	335,000	–	–	–	–	–	–	335,000
Total capacity (tonnes)	11	237,000	713,000	47,000	350,000	24,000	116,000	350,000	482,000	2,319,000
% of total capacity		10%	31%	2%	15%	1%	5%	15%	21%	100%

1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly CGW, CFS, C1S and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 407,000 tonnes, of which 377,000 tonnes are designated as market pulp with the remaining 30,000 tonnes being consumed internally.
3	Total pulp capacity at Rumford is 485,000 tonnes, of which 105,000 tonnes are designated as market pulp with the remaining 380,000 tonnes being consumed internally.
4	No. 1 paper machine at Crofton remains indefinitely curtailed since 2010.
5	No. 9 paper machine at Powell River remains indefinitely curtailed since 2014.
6	No. 12 paper machine at Rumford resumed production in the quarter on an intermittent basis after being indefinitely curtailed on September 1, 2015.

SECOND QUARTER OVERVIEW
BUSINESS OVERVIEW
Compared to the prior quarter our operating results were negatively impacted by the stronger Canadian dollar, higher maintenance costs, lower production and sales volumes, the continued impact of the countervailing duties on SC paper exports to the United States, and higher power costs for our Canadian operations due to a 4% hydroelectricity rate increase on April 1, 2016.  This was partially offset by improved pulp pricing and revitalization savings that drove manufacturing costs lower for the U.S. paper mills.
Planned and unplanned maintenance outages at our Crofton mill, including a total mill outage, a recovery boiler and digester outage, capital work on paper machine no. 3 and a waterline breach, drove maintenance costs higher and production volumes lower.
Our results were also negatively impacted by a fair value adjustment to our phantom share unit (PSU) plan for key executives, directors and employees due primarily to the significant change in our common share price in the quarter, resulting in the recognition of a $3.4 million non-cash adjustment in selling, general and administrative expense in the consolidated statement of loss for the three and six months ended June 30, 2016.

We reached a negotiated settlement with Verso Corporation in the quarter related to all outstanding issues from the acquisition of the U.S. paper mills on January 7, 2015, and all amounts outstanding from and to Verso Corporation pursuant to their bankruptcy proceeding, and recognized a net settlement gain of $5.5 million in other income in the consolidated statement of loss for the three and six months ended June 30, 2016.
FINANCIAL PERFORMANCE
We recorded a net loss of $26.6 million and a net loss before specific items of $27.3 million in Q2.  This compared to net earnings of $16.9 million and a net loss before specific items of $5.1 million, respectively, in Q1.  Significant specific items in Q2 included the cost and production impact of a waterline breach at our Crofton mill (net of insurance recovery), professional fees and duties related to a countervailing action filed against the company, a net settlement gain related to the negotiated settlement with Verso Corporation and a foreign exchange loss on the translation of U.S. dollar denominated debt.  Significant specific items in the prior quarter included professional fees and duties related to the countervailing action, insurance proceeds related to the Crofton oxygen plant outage and a foreign exchange gain on the translation of U.S. dollar denominated debt.

Adjusted EBITDA was negative $5.3 million and adjusted EBITDA before specific items was negative $1.1 million in Q2 compared to adjusted EBITDA of $17.1 million and adjusted EBITDA before specific items of $17.7 million in Q1.  For YTD 2016, adjustment EBITDA was $11.8 million compared to negative $5.2 million for the prior year.  Refer to section 6, Non-GAAP measures, for additional information on specific items in the reported financial results.

SELECTED FINANCIAL INFORMATION
	2016			2015
(In millions of Canadian dollars, exceptwhere otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$971.2	$460.8	$510.4	$1,991.1	$510.8	$542.6	$458.4	$479.3
Operating earnings (loss)	(15.9)	(18.6)	2.7	(12.7)	(2.2)	23.8	(34.0)	(0.3)
Depreciation and amortization	27.7	13.3	14.4	61.4	17.3	15.0	14.8	14.3
Adjusted EBITDA [1]	11.8	(5.3)	17.1	48.7	15.1	38.8	(19.2)	14.0
– before specific items [1]	16.6	(1.1)	17.7	86.7	19.8	41.2	9.7	16.0
Net earnings (loss)	(9.7)	(26.6)	16.9	(49.4)	(26.3)	(12.9)	(32.4)	22.2
– before specific items [1]	(32.4)	(27.3)	(5.1)	(28.0)	(10.0)	8.4	(13.8)	(12.6)
Adjusted EBITDA margin [1]	1.2%	(1.2%)	3.3%	2.4%	3.0%	7.2%	(4.2%)	2.9%
– before specific items [1]	1.7%	(0.2%)	3.5%	4.4%	3.9%	7.6%	2.1%	3.3%
Net earnings (loss) per share (in dollars)
– basic and diluted	$(0.67)	$(1.84)	$1.17	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53
– before specific items [1]	(2.23)	(1.88)	(0.35)	(1.93)	(0.69)	0.58	(0.95)	(0.87)
(In thousands of tonnes)
Sales	1,055.2	512.4	542.8	2,134.3	541.9	570.8	511.1	510.5
Production	1,056.7	523.0	533.7	2,136.8	545.6	558.2	494.8	538.2

1	Refer to section 6, Non-GAAP measures.

MARKET OVERVIEW

**North American Paper Demand and NBSK Pulp Shipments**

(in thousands of metric tonnes)

Source: PPPC

3500
2625
1750
875
0

| | 2013 | | | | 2014 | | | | 2015 | | | | 2016 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 |
| COATED FREESHEET | 1036 | 1037 | 1081 | 1013 | 1017 | 1003 | 1051 | 1004 | 993 | 952 | 990 | 961 | 965 | 901 |
| COATED GROUNDWOOD | 825 | 833 | 891 | 830 | 773 | 762 | 824 | 855 | 747 | 687 | 765 | 702 | 678 | 645 |
| UNCOATED MECHANICAL* | 833 | 887 | 968 | 975 | 828 | 927 | 890 | 902 | 772 | 772 | 815 | 799 | 744 | 737 |
| LIGHTWEIGHT UNCOATED | 94 | 89 | 98 | 81 | 75 | 71 | 81 | 65 | 57 | 47 | 58 | 57 | 51 | 54 |
| NEWSPRINT | 1,105 | 1,108 | 1,119 | 1,138 | 1,030 | 1,037 | 1,008 | 995 | 905 | 921 | 877 | 954 | 864 | 857 |
| NBSK PULP | 3,310 | 3,162 | 3,286 | 3,306 | 3,204 | 3,170 | 3,169 | 3,155 | 3,128 | 3,273 | 3,257 | 3,275 | 3,344 | 3,287 |

*	Uncoated mechanical is comprised of high-gloss and standard grades.

Overall, market conditions remained challenging in the second quarter of 2016.  North American demand decreased for all of our paper grades except directory from the second quarter of 2015.  Operating rates remained stable for most of our paper grades due to supply reductions balancing declines in demand.  Average benchmark prices increased for newsprint while remaining flat for uncoated and coated paper compared to the first quarter.
Global NBSK demand remained flat compared to the second quarter in 2015.  The average NBSK benchmark pulp price for China increased 4.6% to US$617 per tonne compared to the prior quarter.
Principal Securityholders and KGI enter into a Support Agreement for a Potential Acquisition of Catalyst Paper
On May 23, 2016, the company's Board of directors received a copy of an expression of intent among Kejriwal Group International (KGI) and the company's four largest shareholders holding or controlling approximately 79% of its outstanding common shares, that include Mudrick Capital Management, L.P., Cyrus Capital Partners, L.P., Oaktree Capital Management, L.P. and Stonehill Capital Management LLC (Principal Securityholders) in respect of a potential acquisition of the company by KGI.
On June 30, 2016, the company's Board of directors was advised that the Principal Securityholders have entered into a support agreement with KGI. The company is not a party to the support agreement, nor has it been a party to the discussions that led to it.

Pursuant to the support agreement, the Principal Securityholders have committed to support and vote in favour of a transaction to be implemented by way of a plan of arrangement under the Canada Business Corporations Act, the terms of which would include:
–	Common shares held by minority shareholders would be acquired for C$6.00 per share, subject to a maximum aggregate payment of C$18 million;
–	Common shares held by the Principal Securityholders would be exchanged for interests in a new junior convertible term loan;
–	Existing PIK toggle senior secured notes due on October 30, 2017 would be exchanged for interests in a new 5-year US$260.5 million term loan;
–	Existing credit facilities, including the company's ABL Facility, would have their maturities extended, or be refinanced; and
–	Trade and other obligations would remain unaffected.
The support agreement among KGI and the Principal Securityholders includes material conditions and other provisions including satisfactory due diligence by KGI to occur over a period of up to 75 days, the refinancing or maturity extensions of the existing credit facilities of the company, securityholder, regulatory and court approvals, and funding at closing.
There can be no assurance that any agreement to implement the transaction will be entered into between KGI and the company and on what terms, that any of the material conditions to the transaction will be satisfied, or that this or any other transaction will be approved or consummated. Please see section "Cautionary Statement Regarding Forward-Looking Statements" for additional information on the assumptions and the risk and uncertainties related to the potential acquisition.
Increase to Asset Based Credit Facility
On May 9, 2016, we amended our revolving asset based loan facility (ABL Facility).  The amendment included an increase of the maximum revolving credit commitments by $25.0 million to $250.0 million.  The ABL Facility lenders are CIBC as Administrative Agent, Wells Fargo Capital Finance Corporation of Canada, Export Development Canada and Bank of Montreal.
Operating Issues at Crofton Mill
Our results in the quarter were negatively impacted by the incremental cost and production impact of planned and unplanned maintenance outages at our Crofton mill.  A total mill outage, recovery boiler and digester outage and capital work on paper machine no. 3's winder were completed.  Total lost production was 27,300 tonnes, which was 9,500 tonnes higher than expected due to unforeseen issues.  Total maintenance cost and lost contribution was approximately $13.8 million, which exceeded the planned financial impact by approximately $3.3 million.

On April 12, 2016, the Crofton mill was impacted by a breach of the mill's main water supply line.  The breach caused a mill wide water outage and resulted in production losses of approximately 5,500 tonnes of pulp and 5,200 tonnes of paper.  We incurred incremental costs and lost contribution of approximately $3.1 million due to the outage, and have recorded insurance proceeds, estimated at $1.1 million, that were receivable as of June 30, 2016.
We recorded $2.7 million in insurance proceeds in the first quarter related to the oxygen plant outage that occurred at the Crofton mill in the second quarter of 2015.
Imposition of Countervailing Duties
On July 28, 2015, the U.S. Department of Commerce (DOC) issued its Preliminary Determination to impose countervailing duties on Canadian imports of SC Paper from Catalyst Paper and three other Canadian SC paper producers. Catalyst was assigned an "all-others" countervailing duty rate of 11.19%, the simple average of the preliminary rates assigned to Port Hawkesbury Paper and Resolute Forest Products.
On October 13, 2015, the DOC issued its final determination to impose countervailing duties on Canadian imports of SC Paper, assigning a final "all-others" rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted.  Based on our current sales mix, the duty has been imposed on approximately 4% of our total sales.

On November 18, 2015, the U.S. International Trade Commission (ITC) reached an affirmative determination on the countervailing duties, and on December 10, 2015, the DOC issued its final countervailing duty order.  On December 15, 2015, the company filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst.  On February 8, 2016, the DOC published its notice initiating the requested expedited review on the initial subsidy allegations.  On March 18, 2016, Catalyst filed its initial questionnaire response with the DOC in respect of the initial subsidy allegations as part of the expedited review.  On April 18, 2016, the DOC issued a determination to initiate a review on certain additional subsidy allegations submitted by the original petitioners of the initial subsidy allegations.  Catalyst filed its questionnaire response with respect to such additional subsidy allegations on May 27, 2016.
The Department of Commerce's preliminary determination is now expected by no later than November 7, 2016, with its final determination now delayed until at least the first quarter of 2017.
The financial impact of the countervailing duties and related professional fees on adjusted EBITDA from Q2 2015 to June 30, 2016 was $13.2 million, of which $2.2 million was incurred in Q2 2016 (see section 6, Non-GAAP Measures).
Sustainability Achievements
Catalyst was recognized with multiple sustainability awards in the quarter.  For the 10th consecutive year, Catalyst was named as one of the Best 50 Corporate Citizens in Canada by Corporate Knights Magazine, which reports on corporate sustainability and transparency.  Other acknowledgements in the quarter included Catalyst receiving the prestigious Canadian Industry for Energy Conservation Leadership Award in recognition of the G13 Turbine implementation in Powell River.  In addition, the company received the Energy Management Insight Award in recognition of implementing the ISO 50001 energy management system at Crofton.  Catalyst remains one of the only pulp and paper companies in North America to achieve the global ISO 50001 standard.
STRATEGY UPDATE
Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base.  Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 14 to 21 of our 2015 Annual Report.
2016 Key Objectives
The following is an update on our second quarter progress towards our 2016 key objectives:
Social:

•	Safety: reduce medical incident rate by a minimum of 20% compared to the prior year
–	LTI frequency was 0.60 in the quarter, an improvement of 52% compared to the prior year average of 1.24.
–	MIR of 1.51 in the quarter improved by 40% compared to the prior year average of 2.52.

•	Improve employee performance through adoption of incentive pay plans for both hourly and salaried employees that are aligned to company objectives
–	The salaried incentive plan objectives and measures are aligned to the company objectives and are updated annually.

•	Implement a new performance management system for salaried employees
–	The company implemented role-based competencies aligned to Catalyst's Operating Philosophy as part of its new performance management system for salaried employees.

•	Design and implement a new operator technical training program to support learning and higher productivity
–	The HR team developed a high-level implementation plan to revitalize operator technical training following the completion of a learning system gap analysis and the identification of a system/content vendor. The plan includes an estimate of key deliverables, resources required, anticipated costs and an implementation timeframe.

•	Utilize change management techniques and enhanced internal communications to increase employee awareness, alignment and move further forward to a culture of ownership and accountability
–	A standard change management methodology was selected, with initial training scheduled with key resources for Q3. Communications support for mill revitalization programs was enhanced. An internal communications audit was completed to assess current practices and identify opportunities for improvement.
Financial:
•	Deliver positive free cash flow results by increasing operating earnings, reducing overhead costs, and further optimizing our capital structure
–	Adjusted EBITDA was negative $5.3 million, free cash flow was negative $30.0 million, and liquidity decreased by $9.5 million in the quarter to $74.5 million as of June 30, 2016.
–	Liquidity was negatively impacted in the quarter by the generation of negative free cash due primarily to the incremental cost and production impact of planned and unplanned maintenance outages at the Crofton mill, the impact of seasonally lower sales volumes during the first half of the year, and heavy capital spending.
–	Capital expenditures in the current quarter of $10.3 million were primarily invested in maintenance of business and profit adding assets.
–	We increased our maximum borrowing base under our ABL Facility by $25.0 million to $250.0 million.
•	Increase the value of benefits realized under the company's OFI program from the prior year
–	Savings realized in the quarter under our OFI program were more than offset by the negative impact of a stronger Canadian dollar, the cost and productivity impact of Crofton's maintenance outages, the impact of the countervailing duties and higher power costs for our Canadian operations due to a 4% hydroelectricity rate increase on April 1, 2016.
•	Improve cost competitiveness and productivity through revitalization of our five mills
–	We have realized over $30 million in year-to-date savings under our revitalization program.
–	We are tracking ahead of schedule realizing identified savings at our U.S. paper mills, and are driving additional savings at our Canadian mills and corporate functions.
•	Develop and execute a debt refinancing plan
–	Our Term Loan and ABL Facility are due on July 31, 2017, and our senior secured notes are due on October 30, 2017, unless previously refinanced. We are evaluating options to address such upcoming maturities and the related interest payment requirements due on November 1, 2016.
Commercial:
•	Optimize our product mix by increasing our market share of higher-margin coated freesheet and coated one-sided specialty paper, and reducing the basis weight of our other paper grades
–	We continue to achieve strong sales mix in our CFS and CGW product lines.
–	Second quarter sales were 15% higher for CFS and 8% higher for CGW year-over year.
–	Sales of C1S continue to track ahead of target and sales of UFS, our newest product line, are on track for continued growth.
–	We also achieved supply chain savings of $1.3 million in the second quarter and $2.8 million year-to-date.
•	Expand our product offering through new product development by commercializing and growing market share in a variety of specialty paper products
–	We continue to increase the breadth of our label and liner product line, growing total quarter-over-quarter sales volumes by 4.3%.
–	We are ramping up development activity with multiple key customers across four distinct specialty sectors.
Environmental / Corporate Social Responsibility:
•	Work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in
–	Received approval to pump Lake Cowichan into the Cowichan River once river flows drop below 4.5 cubic metres per second.
–	Projects underway at most mills which will improve their emissions profile.
•	Develop and implement a Corporate Social Responsibility (CSR) strategy
–	Strategy is now completed and implementation is underway to be finished by Q4 2016.

–	Catalyst was recently named one of Canada's top 50 best corporate citizens by Corporate Knights.
•	Strengthen Catalyst's standing with mill communities and with First Nations
–	A First Nations strategy has been developed and will be implemented over the next 24 months.
•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors
–	Released 2015 Sustainability Reporting using improved metrics for fibre and self-generated electricity.
–	Completed data sharing on Environmental Paper Assessment Tool with GreenBlue.
CONSOLIDATED RESULTS OF OPERATIONS
SALES
Q2 2016 vs. Q1 2016
Sales revenues decreased by 9.7% reflecting the negative impact of a stronger Canadian dollar, lower average transaction prices for paper and lower sales volumes for pulp and newsprint due to the planned and unplanned production impact of a waterline breach, a total mill outage and a recovery boiler outage at the Crofton mill in the quarter.  This was partially offset by higher average transaction prices for pulp and increased sales volumes for coated and uncoated paper.
Q2 2016 vs. Q2 2015
Sales revenues remained flat reflecting the positive impact of a weaker Canadian dollar and higher sales volumes for coated paper, offset by lower average transaction prices for pulp and paper and reduced sales volumes for pulp, newsprint and uncoated paper.  While sales volumes in the current quarter were negative impacted by the production impact of maintenance outages at Crofton, Q2 2015 sales volumes were negatively impacted by market curtailment at the Powell River, Port Alberni and Rumford mills.
2016 YTD vs. 2015 YTD
Sales revenues increased by 3.6% due to the positive impact of a weaker Canadian dollar and higher sales volumes for pulp and coated paper reflecting the impact of market curtailment on prior year results and that 2015 sales for the U.S. mills were only recognized from the date of acquisition of January 7, 2015.  This was partially offset by lower average transaction prices for pulp and paper and reduced sales volumes for newsprint and uncoated paper.

ADJUSTED EBITDA
The following table provides variances between periods for adjusted EBITDA:
(In millions of Canadian dollars)	Q1 2016	Q2 2015	2015 YTD
Adjusted EBITDA in comparative period [1]	$17.1	$(19.2)	$(5.2)
Paper prices	(1.7)	(17.2)	(44.3)
Pulp prices	0.6	(8.5)	(25.0)
Impact of Canadian dollar	(12.7)	9.3	27.7
Volume and mix	(1.2)	5.4	4.6
Distribution costs	(0.6)	5.5	10.2
Furnish and other conversion costs	3.5	11.1	22.2
Power and fuel costs	6.9	9.5	12.2
Labour costs	(0.2)	(0.6)	3.5
Maintenance costs	(9.5)	2.7	8.2
Selling, general and administrative	(4.3)	(4.8)	(2.4)
Lower of cost or market impact on inventory, net of inventory change	4.5	4.1	0.5
Inventory valuation	(6.2)	(7.1)	(6.9)
Power generation	(4.3)	0.5	2.3
Other, net	2.8	4.0	4.2
Adjusted EBITDA in Q2 and YTD 2016 1	$(5.3)	$(5.3)	$11.8

1	Refer to section 6, Non-GAAP measures.

OPERATING EARNINGS (LOSS)

Q2 2016 vs. Q1 2016
Operating earnings decreased by $21.3 million due to lower adjusted EBITDA of $22.4 million, partially offset by lower depreciation and amortization expense of $1.1 million.

Q2 2016 vs. Q2 2015
Operating earnings increased by $15.4 million due to higher adjusted EBITDA of $13.9 million and lower depreciation and amortization expense of $1.5 million.

2016 YTD vs. 2015 YTD
Operating earnings increased by $18.4 million due to higher adjusted EBITDA of $17.0 million and lower depreciation and amortization expense of $1.4 million.

NET EARNINGS (LOSS)
Q2 2016 vs. Q1 2016
Net earnings decreased by $43.5 million due primarily to lower after-tax operating earnings of $21.3 million, and an after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $0.6 million compared to an after-tax gain of $22.6 million in the prior quarter.
Q2 2016 vs. Q2 2015
Net earnings increased by $5.8 million due primarily to higher after-tax operating earnings of $15.4 million, partially offset by a favourable adjustment to the bargain purchase gain recognized in Q2 2015 on the acquisition of the U.S. paper mills of $2.9 million, higher after-tax interest expense of $0.8 million and an after-tax foreign exchange loss on the translation of U.S. dollar denominated debt of $0.6 million compared to an after-tax gain of $5.5 million in Q2 2015.

2016 YTD vs. 2015 YTD
Net earnings increased by $0.5 million due primarily to higher after-tax operating earnings of $18.4 million, higher other income after tax of $8.0 million and an after-tax foreign exchange gain on the translation of U.S. dollar denominated debt of $22.0 million compared to an after-tax loss of $22.1 million the prior year, partially offset by prior year adjustments for an after-tax bargain of $42.2 million and an income tax recovery of $27.2 million.

2.	SEGMENTED RESULTS
COATED PAPER
	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2016	2015	Change	2016	2015	Change
Sales	$255.0	$228.5	$26.5	$524.7	$472.7	$52.0
Operating earnings (loss)	5.3	(25.4)	30.7	11.4	(36.1)	47.5
Depreciation and amortization	4.6	5.8	(1.2)	9.8	11.3	(1.5)
Adjusted EBITDA 1	9.9	(19.6)	29.5	21.2	(24.8)	46.0
– before specific items 1	9.9	–	9.9	21.2	(3.8)	25.0
Adjusted EBITDA margin 1	3.9%	(8.6%)	12.5%	4.0%	(5.2%)	9.2%
– before specific items 1	3.9%	–	3.9%	4.0%	(0.8%)	4.8%
(In thousands of tonnes)
Sales	241.7	216.9	24.8	479.6	442.8	36.8
Production	245.9	215.4	30.5	484.4	462.6	21.8

1	Refer to section 6, Non-GAAP measures.

**Coated Papers Benchmark Price Trend**

Average delivered to U.S. benchmark transaction price (US$/short ton)

(Source: RISI)

1000
900
800
700
600

| | 2013 Q1 | 2013 Q2 | 2013 Q3 | 2013 Q4 | 2014 Q1 | 2014 Q2 | 2014 Q3 | 2014 Q4 | 2015 Q1 | 2015 Q2 | 2015 Q3 | 2015 Q4 | 2016 Q1 | 2016 Q2 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| COATED #5, 40 lb. | 887 | 860 | 868 | 842 | 810 | 800 | 790 | 793 | 815 | 820 | 793 | 790 | 770 | 770 |
| COATED #3, 60 lb. | 960 | 945 | 952 | 922 | 880 | 860 | 880 | 883 | 907 | 910 | 887 | 885 | 875 | 875 |

SEGMENT OVERVIEW
North American demand for coated groundwood decreased by 6.1% and for coated freesheet decreased by 5.4% from the second quarter of 2015 due to reduced advertising pages in magazines and a decrease in catalogues being mailed out.  The average benchmark prices for coated no. 5 and coated no. 3 paper remained flat at US$770 per short ton and US$875 per short ton, respectively.

OPERATIONAL PERFORMANCE

The following chart summarizes the operating performance of our coated paper segment:

# Coated Paper Trend

($/tonne)
(% curtailed)
1200
1100
1000
900
800
700
100%
75%
50%
25%
0%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
2013
2014
2015
2016

| | Q1 2013 | Q2 2013 | Q3 2013 | Q4 2013 | Q1 2014 | Q2 2014 | Q3 2014 | Q4 2014 | Q1 2015 | Q2 2015 | Q3 2015 | Q4 2015 | Q1 2016 | Q2 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CURTAILMENT % OF CAPACITY | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 0% | 0% | 0% | 0% |
| AVERAGE SALES REVENUE | 933 | 925 | 932 | 944 | 948 | 928 | 918 | 951 | 1081 | 1054 | 1135 | 1135 | 1133 | 1055 |
| AVERAGE DELIVERED CASH COSTS* | 955 | 891 | 901 | 928 | 947 | 929 | 921 | 955 | 1104 | 1144 | 1076 | 1099 | 1086 | 1014 |

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

Q2 2016 vs. Q2 2015

•	Sales volume increased by 24,800 tonnes reflecting the significant market curtailment taken in Q2 2015 on CGW, CFS and C1S at the Rumford and Port Alberni mills.
•	Average sales revenue remained flat due to the positive impact of a weaker Canadian dollar being offset by lower average transaction prices.
•	Average delivered cash costs decreased by $130 per tonne due to lower kraft pulp, steam fuel, maintenance and labour costs. Manufacturing costs in Q2 2015 were negatively impacted by market curtailment and the Rumford recovery boiler upgrade. Manufacturing costs of the U.S. paper mills were further reduced by savings realized under our mill revitalization program.

2016 YTD vs. 2015 YTD

•	Sales volume increased by 36,800 tonnes primarily due to the impact of market curtailment in Q2 2015 and the inclusion for the U.S. paper mills of sales in 2015 only from the date of acquisition of January 7, 2015.
•	Average sales revenue increased by $26 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.
•	Average delivered cash costs decreased by $74 per tonne due to lower kraft pulp, steam fuel, maintenance and labour costs, partially offset by higher chemical costs.

UNCOATED PAPER

	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2016	2015	Change	2016	2015	Change
Sales	$90.6	$95.5	$(4.9)	$178.6	$189.8	$(11.2)
Operating earnings (loss)	(9.6)	(12.2)	2.6	(13.7)	(8.0)	(5.7)
Depreciation and amortization	5.7	6.1	(0.4)	12.1	12.5	(0.4)
Adjusted EBITDA 1	(3.9)	(6.1)	2.2	(1.7)	4.5	(6.2)
– before specific items 1	(1.7)	(1.2)	(0.5)	3.8	10.0	(6.2)
Adjusted EBITDA margin 1	(4.3%)	(6.4%)	2.1%	(1.0%)	2.3%	(3.3%)
– before specific items 1	(1.9%)	(1.3%)	(0.6%)	2.1%	5.3%	(3.2%)
(In thousands of tonnes)
Sales	107.3	108.4	(1.1)	206.2	211.4	(5.2)
Production	109.7	93.7	16.0	211.6	204.2	7.4

1	Refer to section 6, Non-GAAP measures.

**Uncoated Papers Benchmark Price Trend**

Average delivered to U.S. benchmark transaction price (US$/short ton)

(Source: RISI)

1000
900
800
700
600

| | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2013 | | | | 2014 | | | | 2015 | | | | 2016 | |
| SC-A, 35 lb. | 795 | 795 | 830 | 825 | 803 | 780 | 770 | 770 | 785 | 785 | 765 | 765 | 745 | 745 |

SEGMENT OVERVIEW
North American demand for UM paper decreased by 4.5% compared to the second quarter of 2015 and inventories rose from the prior quarter.  UM paper demand continues to be negatively impacted by reduced advertising and page count in the retail sector.  The average benchmark prices for soft-calendered A grade (SC-A) remained flat at US$745 per short ton compared to the previous quarter.  North American directory demand increased by 14.9% in Q2 and inventories remained flat.  Effective February 1, 2016, RISI discontinued reporting an average benchmark price for directory paper.

OPERATIONAL PERFORMANCE
The following chart summarizes the operating performance of our uncoated paper segment:

## Uncoated Paper Trend

($/tonne)
(% curtailed)
1060
970
880
790
700
100%
75%
50%
25%
0%

| | 2013 Q1 | 2013 Q2 | 2013 Q3 | 2013 Q4 | 2014 Q1 | 2014 Q2 | 2014 Q3 | 2014 Q4 | 2015 Q1 | 2015 Q2 | 2015 Q3 | 2015 Q4 | 2016 Q1 | 2016 Q2 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CURTAILMENT % OF CAPACITY* | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 0% | 11% | 0% | 0% | 0% | 0% |
| AVERAGE SALES REVENUE | 792 | 788 | 803 | 817 | 842 | 833 | 822 | 850 | 916 | 881 | 907 | 890 | 889 | 844 |
| AVERAGE DELIVERED CASH COSTS** | 725 | 805 | 770 | 742 | 795 | 827 | 882 | 839 | 814 | 936 | 848 | 857 | 867 | 881 |

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

Q2 2016 vs. Q2 2015

•	Sales volume decreased by 1,100 tonnes.

•	Average sales revenue decreased by $37 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar. Transaction prices were negatively impacted by the imposition of countervailing duties on U.S. exports of SC Paper.

•	Average delivered cash costs decreased by $55 per tonne due to lower electric power, steam fuel, kraft, maintenance and labour costs. Manufacturing costs in Q2 2015 were negatively impacted by market curtailment at the Powell River mill.

2016 YTD vs. 2015 YTD

•	Sales volume decreased by 5,200 tonnes reflecting the continued decline in uncoated paper demand.

•	Average sales revenue decreased $32 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased by $2 per tonne due primarily to the impact of market curtailment in Q2 2015 on prior year costs, mostly offset by the unfavourable impact of a number of unforeseen maintenance issues in the first quarter of 2016.

NEWSPRINT

	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2016	2015	Change	2016	2015	Change
Sales	$49.9	$58.9	$(9.0)	$106.1	$116.9	$(10.8)
Operating earnings (loss)	(7.3)	(7.4)	0.1	(11.3)	(6.0)	(5.3)
Depreciation and amortization	1.9	1.9	–	3.6	3.4	0.2
Adjusted EBITDA 1	(5.4)	(5.5)	0.1	(7.7)	(2.6)	(5.1)
– before specific items 1	(4.7)	(4.2)	(0.5)	(8.0)	(1.3)	(6.7)
Adjusted EBITDA margin 1	(10.8%)	(9.3%)	(1.5%)	(7.3%)	(2.2%)	(5.1%)
– before specific items 1	(9.4%)	(7.1%)	(2.3%)	(7.5%)	(1.1%)	(6.4%)
(In thousands of tonnes)
Sales	73.3	89.8	(16.5)	153.8	171.4	(17.6)
Production	72.9	82.0	(9.1)	154.3	165.7	(11.4)

1	Refer to section 6, Non-GAAP measures.

**Standard Newsprint Price Trend**

Average delivered to U.S. West Coast benchmark transaction price (US$/tonne)

(Source: RISI)

800
675
550
425
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2013
2014
2015
2016
598 592 595 605 605 605 605 595 565 533 498 485 518 538

SEGMENT OVERVIEW
Total North American demand for newsprint was down 6.9% in Q2 year-over-year in part due to lower newspaper print advertising and declining circulation.  The average Q2 North American newsprint benchmark price increased by 3.9% to US$538 per tonne compared to Q1 2016.

OPERATIONAL PERFORMANCE

The following chart summarizes the operating performance of our newsprint segment:

## Newsprint Trend

($/tonne)
(% curtailed)
925
800
675
550
425
100%
75%
50%
25%
0%

| | 2013 Q1 | 2013 Q2 | 2013 Q3 | 2013 Q4 | 2014 Q1 | 2014 Q2 | 2014 Q3 | 2014 Q4 | 2015 Q1 | 2015 Q2 | 2015 Q3 | 2015 Q4 | 2016 Q1 | 2016 Q2 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CURTAILMENT % OF CAPACITY * | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| AVERAGE SALES REVENUE | 672 | 681 | 671 | 690 | 701 | 681 | 677 | 683 | 711 | 656 | 680 | 678 | 700 | 680 |
| AVERAGE DELIVERED CASH COSTS** | 643 | 637 | 633 | 611 | 629 | 655 | 654 | 716 | 676 | 717 | 685 | 679 | 728 | 753 |

*	Although C1 remains indefinitely curtailed, it is not included in our 2016 capacity table.
**	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

Q2 2016 vs. Q2 2015

•	Sales volume decreased by 16,500 tonnes due mostly to reduced production in the quarter reflecting the planned and unplanned production impact of the Crofton mill's total mill outage and the unplanned production impact of the waterline breach in April.

•	Average sales revenue increased by $24 per tonne reflecting flat pricing and the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs increased $36 per tonne reflecting the production impact and incremental maintenance and labour costs related to the Crofton mill's total mill outage and the waterline breach.

2016 YTD vs. 2015 YTD

•	Sales volume decreased by 17,600 tonnes in line with the reduction in production volumes.

•	Average sales revenue increased by $8 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•	Average delivered cash costs increased $42 per tonne due to higher chemical, electric power, maintenance and labour costs and the production impact of the planned and unplanned maintenance shuts at the Crofton mill in the quarter.

PULP
The pulp segment continues to consist of NBSK pulp that we produce at our Crofton mill.  The kraft pulp that we produce at our Rumford mill is used primarily in the production of specialty paper at Rumford, while our Canadian pulp is produced primarily to be marketed and sold into Asia.  The revenue and cost related to market pulp produced at Rumford are therefore not reported under the pulp operating segment, and will be treated as a corporate adjustment outside of our segmented results.
	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2016	2015	Change	2016	2015	Change
Sales	$51.7	$67.7	$(16.0)	$122.1	$138.2	$(16.1)
Operating earnings (loss)	(5.3)	11.1	(16.4)	5.5	18.4	(12.9)
Depreciation and amortization	0.6	0.7	(0.1)	1.3	1.4	(0.1)
Adjusted EBITDA [1]	(4.6)	11.8	(16.4)	6.8	19.8	(13.0)
– before specific items [1]	(3.3)	14.9	(18.2)	6.4	22.9	(16.5)
Adjusted EBITDA margin [1]	(8.9%)	17.5%	(26.4%)	5.6%	14.3%	(8.7%)
– before specific items [1]	(6.4%)	22.0%	(28.4%)	5.2%	16.6%	(11.4%)
(In thousands of tonnes)
Sales	69.4	86.0	(16.6)	159.2	170.9	(11.7)
Production	72.1	87.3	(15.2)	159.1	167.6	(8.5)

1	Refer to section 6, Non-GAAP measures.

**Kraft Pulp Price Trend**

NBSK: average delivered to China benchmark transaction price (US$/tonne)

(Source: RISI)

925
750
575
400
Q1
Q2
Q3
Q4
2013
2014
2015
2016

| | 2013 Q1 | 2013 Q2 | 2013 Q3 | 2013 Q4 | 2014 Q1 | 2014 Q2 | 2014 Q3 | 2014 Q4 | 2015 Q1 | 2015 Q2 | 2015 Q3 | 2015 Q4 | 2016 Q1 | 2016 Q2 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| NBSK | 678 | 700 | 685 | 737 | 753 | 730 | 728 | 715 | 663 | 675 | 638 | 600 | 590 | 617 |

SEGMENT OVERVIEW
Global NBSK demand remained flat compared to the second quarter in 2015.  The average NBSK benchmark pulp price for China increased 4.6% to US$617 per tonne compared to prior quarter.

OPERATIONAL PERFORMANCE
The following chart summarizes the operating performance of our pulp segment:

Q2 2016 vs. Q2 2015
•	Sales volume decreased 16,600 tonnes due mostly to reduced production in the quarter reflecting the planned and unplanned production impact of the Crofton mill’s total mill and recovery boiler outages, and the unplanned production impact of the waterline breach.
•	Average sales revenue decreased $42 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.
•	Average delivered cash costs increased $161 per tonne reflecting higher chemical, electric power and steam fuel costs, and the production impact and incremental maintenance and labour costs related to the Crofton mill’s total mill and recovery boiler outages, and the waterline breach.
2016 YTD vs. 2015 YTD
•	Sales volume decreased by 11,700 tonnes in line with reduced production volumes year-to-date.
•	Average sales revenue decreased by $42 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.
•	Average delivered cash costs increased by $31 per tonne due to increased chemical, steam fuel, maintenance and labour costs.

3.	LIQUIDITY AND CAPITAL RESOURCES
SELECTED FINANCIAL INFORMATION
	Three months ended June 30,			Six months ended June 30,
(In millions of Canadian dollars, except where otherwise stated)	2016	2015	Change	2016	2015	Change
Cash flows provided (used) by operationsbefore changes in non‑cash working capital	$(17.7)	$(27.4)	$9.7	$(14.4)	$(26.9)	$12.5
Changes in non-cash working capital	17.5	35.7	(18.2)	12.4	13.8	(1.4)
Cash flows provided (used) by:
Operations	(0.2)	8.3	(8.5)	(2.0)	(13.1)	11.1
Investing activities	(10.3)	(11.1)	0.8	(15.5)	(94.9)	79.4
Financing activities	10.4	1.6	8.8	17.5	105.8	(88.3)
Capital spending	10.3	11.1	(0.8)	15.4	21.5	(6.1)
Depreciation and amortization	13.3	14.8	(1.5)	27.7	29.1	(1.4)
Capital spending as % of depreciation and amortization	77%	75%	2%	56%	74%	(18%)
Net debt to net capitalization at June 30[1]	138%	131%	7%	138%	131%	7%
1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder's equity and total debt less cash).

Refer to pages 39 to 41 of our 2015 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

OPERATING ACTIVITIES
Cash flows from operating activities decreased by $8.5 million in Q2 from the same quarter in the previous year, primarily due to a decrease in the favourable change in non-cash working capital of $18.2 million, partially offset by higher adjusted EBITDA of $13.9 million.
INVESTING ACTIVITIES
Cash used by investing activities decreased by $0.8 million, reflecting lower capital additions of $0.8 million.
FINANCING ACTIVITIES
Cash provided by financing activities increased by $8.8 million, reflecting an $8.2 million higher net draw on the ABL Facility in the period.
CAPITAL RESOURCES
Availability on the ABL Facility and total liquidity is summarized in the following table:
	2016		2015
(In millions of Canadian dollars)	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base [1]	$226.2	$225.0	$225.0	$225.0	$212.7	$225.0
Letters of credit	(24.1)	(24.4)	(22.4)	(22.1)	(21.8)	(22.0)
Amount drawn, net	(135.9)	(125.0)	(117.1)	(121.7)	(114.0)	(111.3)
Availability [2]	66.2	75.6	85.5	81.2	76.9	91.7
Cash on hand	8.3	8.4	8.3	5.0	8.7	9.9
Total liquidity	$74.5	$84.0	$93.8	$86.2	$85.6	$101.6
1
The borrowing base at June 30, 2016, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.6 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.4 million, a reserve for credit insurance deductibles of $2.9 million, a reserve for vacation pay of $3.1 million, a reserve of $1.5 million for employee source deductions, and a reserve of $0.3 million for workers' compensation costs.

2	Our ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements for the three and six months ended June 30, 2016 in note 11, Long-term debt.

Our total liquidity decreased by $11.1 million from the same quarter last year primarily due to the generation of negative free cash flow over the last four quarters.  Liquidity decreased by $9.5 million compared to the previous quarter due to a higher net draw on the ABL Credit Facility.
At July 27, 2016, the company had 14,527,571 common shares issued and outstanding.  Our common shares have no par value and an unlimited number of shares are authorized for future issuance.
FINANCIAL INSTRUMENTS
Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives.  Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs.
For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2015 note 26, Financial instruments.  For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements.  Our methods and assumptions for determining the fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2015.
At June 30, 2016, the company had foreign currency options and forward contracts with a notional principal of US$85.0 million with major financial institutions.  At June 30, 2016 period-end exchange rates, these instruments were reported at their fair value of $2.0 million.
The following table reconciles the average spot exchange rate to our effective exchange rate:
US$/CDN$ FOREIGN EXCHANGE

		2016		2015
		Q2	Q1	Q4	Q3	Q2	Q1

Average Bank of Canada noon spot rate		0.776	0.728	0.749	0.768	0.813	0.806

Average effective rate included in adjusted EBITDA		0.776	0.728	0.749	0.763	0.813	0.805
(Favourable)/unfavourable impact of derivatives, other than those designated as effective hedges for accounting purposes, included in other expenses [1]		0.001	(0.011)	0.006	0.008	(0.004)	0.017

Foreign exchange (gain)/loss, on working capital balances, included in other expenses [2]		0.001	0.004	(0.004)	0.001	0.004	(0.012)

Average effective rate in net earnings/(loss) before income taxes [3]		0.778	0.721	0.751	0.772	0.813	0.810

(In millions of Canadian dollars)

1	Favourable/(unfavourable) impact of derivatives included in other expenses	$(0.5)	$6.2	$(2.8)	$(4.9)	$1.8	$(8.0)

2	Foreign exchange gain/(loss) on working capital balances included in other expenses	(0.2)	(2.3)	2.1	(0.1)	(2.1)	5.9

3	Excludes foreign exchange gain/(loss) on long term debt and $US interest expense

4.	CONTINGENT LIABILITIES
Two Lawsuits Filed by Halalt First Nation
On January 22, 2016, Catalyst Paper was served with two Notices of Civil Claim by the Halalt First Nation and its business partners.  The company intends to vigorously defend itself against both claims.  The first claim, filed jointly by the Halalt, Sunvault Energy Inc. and Aboriginal Power Corp. alleges that the company disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The plaintiffs are seeking, among other things, approximately $100 million in damages from Catalyst in connection with the alleged breach of contract and a permanent injunction restraining Catalyst Paper from constructing, owning or operating an anaerobic digester facility.  The second claim, filed by the Halalt and its members, alleges that the company illegally trespassed on, and caused damages to, the Halalt's asserted territories and fisheries resources through the operation of its Crofton Mill since 1957.  The Halalt is seeking an interim and permanent injunction restraining the company from conducting its operations at the Crofton Mill and are also seeking approximately $2 billion in damages.  Catalyst filed a Response to Civil Claim in respect of the first claim on April 29, 2016 and filed a Response to Civil Claim in respect of the second claim on May 6, 2016.
5.	SUMMARY OF QUARTERLY RESULTS
The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2016:
(In millions of Canadian dollars, except per share amounts)	2016		2015				2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	$460.8	$510.4	$510.8	$542.6	$458.4	$479.3	$279.9	$272.0
Adjusted EBITDA [1]	(5.3)	17.1	15.1	38.8	(19.2)	14.0	6.8	8.0
Net earnings (loss)	(26.6)	16.9	(26.3)	(12.9)	(32.4)	22.2	(39.7)	(22.5)
Net earnings (loss) per share
– basic and diluted	$(1.84)	$1.17	$(1.82)	$(0.89)	$(2.23)	$1.53	$(2.75)	$(1.55)
1	Refer to section 6, Non-GAAP measures.
Refer to section 1, Overview and highlights, and the discussion on Consolidated results of operations, for details of Q2 2016 results compared to Q1 2016.
6.	NON-GAAP MEASURES
Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities.  These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure.  Our non-GAAP measures include adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before specific items, adjusted EBITDA margin, adjusted EBITDA margin before specific items, average delivered cash costs per tonne, net earnings (loss) before specific items, net earnings (loss) per share before specific items, and free cash flow.

ADJUSTED EBITDA AND ADJUSTED EBITDA BEFORE SPECIFIC ITEMS
Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs.  Adjusted EBITDA margin and adjusted EBITDA margin before specific items are defined as adjusted EBITDA and adjusted EBITDA before specific items as a percentage of sales.
Specific items are items that do not arise from the company's day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management's control.  Specific items include:  restructuring costs; incidents that significantly impact operations and related insurance proceeds; and gains, losses and expenses related to activities that arise outside of the scope of the company's normal business activities.
These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items.  These measures are provided to improve comparability between periods by eliminating the impact of financing (interest), accounting (depreciation) and specific items on our results.
RECONCILIATION TO NET EARNINGS (LOSS):
	2016			2015
(In millions of Canadian dollars)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	(9.7)	(26.6)	16.9	(49.4)	(26.3)	(12.9)	(32.4)	22.2
Depreciation and amortization	27.7	13.3	14.4	61.4	17.3	15.0	14.8	14.3
Foreign exchange (gain) loss on long-term debt	(22.0)	0.6	(22.6)	57.7	11.6	24.0	(5.5)	27.6
Bargain purchase gain	–	–	–	(43.9)	–	(1.7)	(2.9)	(39.3)
Other (income) expense, net	(8.4)	(4.7)	(3.7)	0.9	(1.2)	2.5	(2.6)	2.2
Interest expense, net	24.2	12.1	12.1	49.4	12.3	13.5	11.3	12.3
Income tax expense (recovery)	–	–	–	(27.4)	1.4	(1.6)	(1.9)	(25.3)
Adjusted EBITDA	$11.8	$(5.3)	$17.1	$48.7	$15.1	$38.8	$(19.2)	$14.0
Specific items
Restructuring cost	–	–	–	1.8	0.2	0.3	0.7	0.6
Market curtailment	–	–	–	11.7	–	–	11.7	–
Crofton oxygen plant outage (insurance recovery)	(2.7)	–	(2.7)	4.4	–	–	4.4	–
Rumford recovery boiler upgrade	–	–	–	11.0	–	–	11.0	–
Professional fees and duties on countervailing action	5.5	2.2	3.3	7.7	4.5	2.1	1.1	–
Crofton waterline breach, net of insurance recovery	2.0	2.0	–	–	–	–	–	–
Acquisition costs related to U.S. paper mills	–	–	–	1.4	–	–	–	1.4
Total specific items	4.8	4.2	0.6	38.0	4.7	2.4	28.9	2.0
Adjusted EBITDA before specific items	$16.6	$(1.1)	$17.7	$86.7	$19.8	$41.2	$9.7	$16.0

NET EARNINGS (LOSS) BEFORE SPECIFIC ITEMS
Specific items are items that do not arise from the company's day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management's control.  Specific items include:  foreign exchange gain or loss on long-term debt; gain or loss on cancellation of long-term debt; asset-impairment and other closure costs; restructuring costs; incidents that significantly impact operations and related insurance proceeds; and gains, losses and expenses related to activities that arise outside of the scope of the company's normal business activities.
The exclusion of specific items from net earnings (loss) facilitates the comparison of financial results between periods.
RECONCILIATION TO NET EARNINGS (LOSS):
	2016			2015
(In millions of Canadian dollars and after-taxes, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	$(9.7)	$(26.6)	$16.9	$(49.4)	$(26.3)	$(12.9)	$(32.4)	$22.2
Specific items:
Foreign exchange (gain) loss on long-term debt	(22.0)	0.6	(22.6)	57.7	11.6	24.0	(5.5)	27.6
Bargain purchase gain	–	–	–	(43.9)	–	(1.7)	(2.9)	(39.3)
Market curtailment	–	–	–	11.7	–	–	11.7	–
Crofton oxygen plant outage (insurance recovery)	(2.7)	–	(2.7)	4.4	–	–	4.4	–
Rumford recovery boiler upgrade	–	–	–	11.0	–	–	11.0	–
Professional fees and duties on countervailing action	5.5	2.2	3.3	7.7	4.5	2.1	1.1	–
Crofton waterline breach, net of insurance recovery	2.0	2.0	–	–	–	–	–	–
Net settlement gain	(5.5)	(5.5)	–	–	–	–	–	–
Reduction of deferred tax asset valuation allowance	–	–	–	(30.4)	–	(3.4)	(1.9)	(25.1)
Acquisition costs related to U.S. paper mills	–	–	–	1.4	–	–	–	1.4
Restructuring costs	–	–	–	1.8	0.2	0.3	0.7	0.6
Net earnings (loss) before specific items	$(32.4)	$(27.3)	$(5.1)	$(28.0)	$(10.0)	$8.4	$(13.8)	$(12.6)
Net earnings (loss) per share:
As reported	$(0.67)	$(1.84)	$1.17	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53
Before specific items	(2.23)	(1.88)	(0.35)	(1.93)	(0.69)	0.58	(0.95)	(0.87)

FREE CASH FLOW
Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.  This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.
RECONCILIATION TO CASH PROVIDED BY OPERATING ACTIVITIES LESS CASH USED BY INVESTING ACTIVITIES:
	2016			2015
(In millions of Canadian dollars)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$(2.0)	$(0.2)	$(1.8)	$(6.6)	$19.4	$(12.9)	$8.3	$(21.4)
Cash provided (used) by investing activities	(15.5)	(10.3)	(5.2)	(103.4)	(10.7)	2.2	(11.1)	(83.8)
Proceeds from the sale of property, plant and equipment and other assets	(0.8)	(0.4)	(0.4)	(5.0)	–	(5.0)	–	–
Other investing activities	0.9	0.4	0.5	–	0.6	(0.1)	–	(0.5)
Non-cash working capital changes except change in taxes and interest	(12.4)	(17.5)	5.1	(13.0)	(44.0)	33.3	(33.2)	30.9
Other	(1.9)	(2.0)	0.1	90.4	23.3	5.9	(5.5)	66.7
Free cash flow	$(31.7)	$(30.0)	$(1.7)	$(37.6)	$(11.4)	$23.4	$(41.5)	$(8.1)

MANAGEMENT'S CALCULATION OF FREE CASH FLOW:
	2016			2015
	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$11.8	$(5.3)	$17.1	$48.7	$15.1	$38.8	$(19.2)	$14.0
Interest expense, excluding amortization	(21.9)	(10.9)	(11.0)	(45.1)	(11.1)	(12.4)	(10.2)	(11.4)
Capital expenditures	(15.4)	(10.3)	(5.1)	(34.5)	(10.1)	(2.9)	(11.1)	(10.4)
Income taxes paid	(0.1)	(0.1)	–	–	–	–	–	–
Employee future benefits, expense under cash contributions [1]	(6.1)	(3.4)	(2.7)	(6.7)	(5.3)	(0.1)	(1.0)	(0.3)
Free cash flow	$(31.7)	$(30.0)	$(1.7)	$(37.6)	$(11.4)	$23.4	$(41.5)	$(8.1)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.
7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.
On an ongoing basis, we review our estimates based upon currently available information.  The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 47 to 52 of the company's 2015 Annual Report.

Pension and Post-Retirement Benefits
Effective January 1, 2016, the company elected to refine the approach for determining the service cost and interest cost components of the net defined benefit cost that will be recognized on pension and other post-retirement benefit programs.  Historically, the company had estimated the service and interest cost components by applying a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. The company has elected to utilize a full yield curve approach to estimate these components by applying specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. The company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest costs. This change does not affect the measurement of total benefit obligations as the change in interest cost is completely offset in the actuarial loss reported in the period. The company has accounted for this change as a change in estimates and, accordingly, has accounted for it prospectively beginning in the first quarter of 2016. Based on current economic conditions, we estimate the service cost and interest cost for those plans will be reduced by approximately $3.8 million in 2016 as a result of the change
Property, Plant and Equipment
We adjusted the estimated remaining economic life of certain assets as of December 31, 2015, based on a review of the physical condition and expected future operational and commercial lives of our major classes of assets.  The estimated impact on annual depreciation from the adjustment is a $6.0 million reduction.
8.	CHANGES IN ACCOUNTING POLICIES
In April 2015, FASB updated standard No. 2015-03 Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs. The company has adopted the new standard in its financial statements for the annual period beginning on January 1, 2016. As a result the company has netted $3.0 million in deferred financing costs, which was previously disclosed in other assets, against long-term debt (December 31, 2015 - $3.6 million).
In February 2015, FASB updated standard No. 2015-02 – Consolidation (Topic 810) which affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. The company has adopted the new standard in its financial statements for the annual period beginning on January 1, 2016. There was no material impact to the company's financials as a result of this adoption.
On January 7, 2015, the company's foreign subsidiary acquired the assets of the Biron and Rumford paper mills in Wisconsin and Maine, respectively.  As a result, the company has a foreign subsidiary that is considered to be a distinct and separable operation that is integrated within its foreign jurisdiction, and accordingly, uses the U.S. dollar as its functional currency.  Foreign exchange gains and losses arising from the translation of the foreign subsidiary's accounts into Canadian dollars (CDN$) are reported as a component of other comprehensive income (loss).
9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS
In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers.  The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
In February 2016, FASB issued ASU 2016-02 Leases which, among other things, requires lessees to recognize most leases on-balance sheet. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.
In March 2016, FASB issued ASU 2016-09 Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for share-based payment transactions as part of the FASB's simplification initiative. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

In June 2016, FASB issued ASU 2016-13 Financial Instruments – Credit Losses. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2020.
There were no other new pronouncements issued by the FASB that may materially impact the company's consolidated financial statements for future periods.
10.	RISKS AND UNCERTAINTIES
We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of aboriginal rights, including unresolved aboriginal land claims in B.C.
In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship between risks and our strategic plan.  We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.
A description of our risks and uncertainties can be found on pages 52 to 61 of our 2015 Annual Report and such description is incorporated by reference into this MD&A.

11.	SENSITIVITY ANALYSIS
Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy and fibre costs as described on page 62 to 63 of our 2015 Annual Report and summarized in the following table:
(In millions of Canadian dollars, except per share amounts)	Adjusted EBITDA[1]	Net Earnings[2]	Earnings per Share
Product prices [3]
A US$10 per tonne change in the sales price of:
Uncoated Paper	$6	$4	$0.28
Coated Paper	12	9	0.63
Newsprint	4	3	0.19
Pulp	4	3	0.18
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	10	7	0.49
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.06
Electricity – direct purchases	8	6	0.42
Coal – direct purchases	1	1	0.05
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	1	1	0.06
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (Bdt)	16	11	0.78

1	Refer to section 6, Non-GAAP measures.
2	Based on an expected tax rate of 26%.
3	Based on annualized sales of Q2 2016 and foreign exchange rate of US$0.78.
4	Based on Q2 2016 annualized net cash flows and a movement to US$0.79 from US$0.78 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q2 2016 annualized consumption levels and an exchange rate of US$0.78.
12.	OUTLOOK
Markets
The market for printing and writing papers in North America continues to be under pressure.  Competition among both domestic and offshore producers, ongoing electronic substitution and paper conservation moves by publishers contribute to the challenging market conditions.  We expect that declining demand and extremely competitive market conditions will continue to put coated and uncoated paper prices under pressure.  For newsprint, we expect to continue to realize the benefits of recent price increases, while pulp prices are expected to remain stable in the third quarter before declining in the fourth quarter due to anticipated increases in capacity and supply.
Operations
Third quarter earnings are expected to be supported by strong seasonal sales demand and reduced maintenance spending.  We expect to realize continued savings across our operations under our revitalization and OFI programs.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2016:
	2016
	Q1		Q2		Q3		Q4		Total
Mill Location	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)	Tonnage Impact	Mtce Cost ($mm)
Alberni
Other	–	–	–	–	–	0.2	–	–	–	0.2
Boilers	–	–	–	–	–	0.6	–	1.0	–	1.6
Crofton
TMO	–	–	7,200	3.0	–	–	–	–	7,200	3.0
Capital	–	–	7,900	–	–	–	–	–	7,900	–
Pulp	–	–	12,200	4.6	–	–	–	–	12,200	4.6
Boilers	–	3.8	–	–	–	–	–	–	–	3.8
Powell
Boilers	–	0.2	–	2.8	–	–	–	–	–	3.0
Biron
Boilers	–	–	–	–	–		–	0.1	–	0.1
Rumford
Capital	–	–	–	–	–	–	1,500	–	1,500	–
Pulp	–	–	–	–	–	–	4,100	8.8	4,100	8.8
Boilers	–	–	–	–	–	3.9	–	2.9	–	6.8
Other	–	–	–	–	–	–	–	1.0	–	1.0
Total	–	4.0	27,300	10.4	–	4.7	5,600	13.8	32,900	32.9
Capital spending is expected to be in the $25 to $35 million range in 2016.
Liquidity, Debt Maturities and Covenants
We do not currently anticipate any significant uses of cash in Q3 other than for our operations, working capital fluctuations, property tax payments and pension funding contributions.

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
A summary of our regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 66 of our 2015 Annual Report.  Based on an evaluation of the design and operation of the company's disclosure controls and procedures conducted under the supervision and with the participation of management, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2015.
We did not make any changes in internal controls over financial reporting during the most recent three and six month periods ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors.  The Board of Directors has read and approved this MD&A.

CONSOLIDATED BALANCE SHEETS
	June 30,	December 31,
(Unaudited and in millions of Canadian dollars)	2016	2015

Assets
Current assets
Cash and cash equivalents	$8.3	$8.3
Accounts receivable (note 5)	164.8	185.1
Inventories (note 6)	258.7	256.2
Prepaids and other (note 7)	11.2	5.5
Assets held for sale	0.7	1.5
	443.7	456.6
Property, plant and equipment (note 8)	438.3	456.9
Other assets (note 9)	2.9	2.0
	$884.9	$915.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 10)	$242.9	$244.5
Current portion of long-term debt (note 11)	3.2	3.2
	246.1	247.7
Long-term debt (note 11)	488.1	491.0
Employee future benefits (note 12)	260.1	267.1
Other long-term obligations (note 13)	23.9	26.4
	1,018.2	1,032.2
Equity
Shareholders' equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,527,571 shares (December 31, 2015 – 14,527,571 shares)	144.9	144.9
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Deficit	(294.2)	(284.5)
Accumulated other comprehensive income	16.0	22.9
	(133.3)	(116.7)
	$884.9	$915.5

Contingencies (note 18)
The accompanying notes are an integral part of the unaudited interim consolidated financial statements.
On behalf of the Board:

Joe Nemeth	Walter Jones
Director	Director

CONSOLIDATED STATEMENTS OF LOSS
	Three months ended June 30,		Six months ended June 30,
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	2016	2015	2016	2015
Sales	$460.8	$458.4	$971.2	$937.7
Operating expenses
Cost of sales, excluding depreciation and amortization	449.0	465.0	929.2	914.8
Depreciation and amortization	13.3	14.8	27.7	29.1
Selling, general and administrative	17.1	11.9	30.2	26.8
Restructuring	–	0.7	–	1.3
	479.4	492.4	987.1	972.0
Operating loss	(18.6)	(34.0)	(15.9)	(34.3)
Interest expense, net	(12.1)	(11.3)	(24.2)	(23.6)
Foreign exchange gain (loss) on long-term debt	(0.6)	5.5	22.0	(22.1)
Other income, net (note 14)	4.7	5.5	8.4	42.6
Loss before income taxes	(26.6)	(34.3)	(9.7)	(37.4)
Income tax recovery (note 15)	–	(1.9)	–	(27.2)
Net loss	(26.6)	(32.4)	(9.7)	(10.2)
Basic and diluted net loss per share (in dollars)	$(1.84)	$(2.23)	$(0.67)	$(0.70)
Weighted average number of company common shares outstanding (in millions)	14.5	14.5	14.5	14.5
The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
	Three months ended June 30,			Six months ended June 30,
(Unaudited and in millions of Canadian dollars)	2016	2015	2016	2015
Net loss	$(26.6)	$(32.4)	$(9.7)	$(10.2)
Other comprehensive income (loss), net of tax (expense) recovery:
Reclassification of amortization of employee future benefits
Gross amount	–	–	–	0.1
Tax (expense) recovery	–	–	–	–
Net amount	–	–	–	0.1
Foreign currency translation adjustments
Gross amount	(0.1)	(0.1)	(6.9)	1.8
Tax (expense) recovery	–	–	–	–
Net amount	(0.1)	(0.1)	(6.9)	1.8
Other comprehensive income (loss), net of tax	(0.1)	(0.1)	(6.9)	1.9
Comprehensive loss	$(26.7)	$(32.5)	(16.6)	$(8.3)
The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIENCY
(Unaudited and in millions of Canadian dollars, except share amounts)	Common stock
Six months ended June 30, 2016	Number of shares		$	Deficit	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2015	14,527,571	$144.9		$(284.5)	$22.9	$(116.7)
Net loss	–	–		(9.7)	–	(9.7)
Other comprehensive loss, net of tax	–	–		–	(6.9)	(6.9)
Balance as at June 30, 2016	14,527,571	$144.9		$(294.2)	$16.0	$(133.3)
(Unaudited and in millions of Canadian dollars, except share amounts)	Common stock
Six months ended June 30, 2015	Number of shares		$	Deficit	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2014	14,527,571	$144.9		$(235.1)	$(5.4)	$(95.6)
Net loss	–	–		(10.2)	–	(10.2)
Other comprehensive loss, net of tax	–	–		–	1.9	1.9
Balance as at June 30, 2015	14,527,571	$144.9		$(245.3)	$(3.5)	$(103.9)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three months ended June 30,		Six months ended June 30,
(Unaudited and in millions of Canadian dollars)	2016	2015	2016	2015
Cash flows provided (used) by:
Operations
Net loss	$(26.6)	$(32.4)	$(9.7)	$(10.2)
Items not requiring (providing) cash
Depreciation and amortization	13.3	14.8	27.7	29.1
Deferred income taxes	–	(1.9)	–	(27.0)
Foreign exchange loss (gain) on long-term debt	0.6	(5.5)	(22.0)	22.1
Employee future benefits, expense under cash contributions	(3.4)	(1.0)	(6.1)	(1.3)
Increase (decrease) in other long-term obligations	–	(0.1)	(1.8)	2.0
Bargain purchase gain (note 14)	–	(2.9)	–	(42.2)
Net settlement gain (note 14)	(5.5)	–	(5.5)	–
Other	3.9	1.6	3.0	0.6
Changes in non-cash working capital
Accounts receivable	18.2	27.7	17.3	8.7
Inventories	(6.9)	28.3	(2.4)	(22.1)
Prepaids and other	(3.3)	1.0	(5.8)	(2.7)
Accounts payable and accrued liabilities	9.5	(21.3)	3.3	29.9
Cash flows provided (used) by operating activities	(0.2)	8.3	(2.0)	(13.1)
Investing
Additions to property, plant and equipment	(10.3)	(11.1)	(15.4)	(21.5)
Proceeds from sale of non-core assets	0.4	–	0.8	–
Decrease (increase) in other assets	(0.4)	–	(0.9)	0.5
Purchase of U.S. paper mills (note 4)	–	–	–	(73.9)
Cash flows used by investing activities	(10.3)	(11.1)	(15.5)	(94.9)
Financing
Increase in revolving loan	10.9	2.7	18.8	84.6
Proceeds on issuance of senior secured notes	–	–	–	23.7
Repayment of secured term loan	(0.5)	(0.5)	(1.0)	(1.0)
Deferred financing costs	(0.3)	(0.5)	(0.3)	(1.3)
Increase (decrease) in other long-term debt	0.3	(0.1)	–	(0.2)
Cash flows provided by financing activities	10.4	1.6	17.5	105.8
Cash and cash equivalents, decrease in the period	(0.1)	(1.2)	–	(2.2)
Cash and cash equivalents, beginning of the period	8.4	9.9	8.3	10.9
Cash and cash equivalents, end of the period	$8.3	$8.7	$8.3	$8.7
Supplemental disclosures:
Income taxes paid	$0.1	$–	$0.1	$–
Net interest paid	10.9	10.2	21.9	21.6
The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CONSOLIDATED BUSINESS SEGMENTS
(Unaudited and in millions of Canadian dollars)
Three months ended June 30, 2016	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other [1]	Total
Sales to external customers	$255.0	$90.6	$49.9	$51.7	$13.6	$460.8
Inter-segment sales	–	–	–	4.2	(4.2)	–
Depreciation and amortization	4.6	5.7	1.9	0.6	0.5	13.3
Operating earnings (loss)	5.3	(9.6)	(7.3)	(5.3)	(1.7)	(18.6)
Additions to property, plant and equipment	2.0	1.4	2.8	4.0	0.1	10.3

Three months ended June 30, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other [1]	Total
Sales to external customers	$228.5	$95.5	$58.9	$67.7	$7.8	$458.4
Inter-segment sales	–	–	–	5.3	(5.3)	–
Depreciation and amortization	5.8	6.1	1.9	0.7	0.3	14.8
Restructuring	–	0.7	–	–	–	0.7
Operating earnings (loss)	(25.4)	(12.2)	(7.4)	11.1	(0.1)	(34.0)
Additions to property, plant and equipment	9.3	–	0.5	0.1	1.2	11.1

Six months ended June 30, 2016	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other [1]	Total
Sales to external customers	$524.7	$178.6	$106.1	$122.1	$39.7	$971.2
Inter-segment sales	–	–	–	10.4	(10.4)	–
Depreciation and amortization	9.8	12.1	3.6	1.3	0.9	27.7
Operating earnings (loss)	11.4	(13.7)	(11.3)	5.5	(7.8)	(15.9)
Additions to property, plant and equipment	3.1	2.2	3.5	6.4	0.2	15.4

Six months ended June 30, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other [1]	Total
Sales to external customers	$472.7	$189.8	$116.9	$138.2	$20.1	$937.7
Inter-segment sales	–	–	–	12.1	(12.1)	–
Depreciation and amortization	11.3	12.5	3.4	1.4	0.5	29.1
Restructuring	–	1.3	–	–	–	1.3
Operating earnings (loss)	(36.1)	(8.0)	(6.0)	18.4	(2.6)	(34.3)
Additions to property, plant and equipment	12.9	0.3	4.7	2.1	1.5	21.5
1	Other includes sales, costs and capital additions related to market pulp produced at the Rumford mill.
The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and in millions of Canadian dollars, except where otherwise stated)
TABLE OF CONTENTS
1.	BASIS OF PRESENTATION	41

2.	SEGMENTED INFORMATION	41

3.	SIGNIFICANT ACCOUNTING POLICIES	41

4.	PURCHASE OF U.S. PAPER MILLS	42

5.	ACCOUNTS RECEIVABLE	43

6.	INVENTORIES	43

7.	PREPAIDS AND OTHER	44

8.	PROPERTY, PLANT AND EQUIPMENT	44

9.	OTHER ASSETS	44

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	45

11.	LONG-TERM DEBT	45

12.	EMPLOYEE FUTURE BENEFITS	47

13.	OTHER LONG-TERM OBLIGATIONS	49

14.	OTHER INCOME, NET	49

15.	INCOME TAXES	49

16.	FAIR VALUE MEASUREMENT	49

17.	FINANCIAL INSTRUMENTS	50

18.	CONTINGENCIES	51

19.	COMPARATIVE FIGURES	52

1. BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Catalyst Paper Corporation and, from their respective dates of acquisition of control or formation, its controlled subsidiaries and partnerships (collectively, the "company").  All inter-company transactions and amounts have been eliminated on consolidation.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), on a basis consistent with those followed in the December 31, 2015 audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2015 audited consolidated financial statements and the notes thereto.  In the opinion of the company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included.  The results for the periods included herein may not be indicative of the results for the entire year.
2. SEGMENTED INFORMATION
The company is the largest producer of mechanical printing papers in western North America.  Our operating segments are:
Coated papers	– Manufacture and sale of coated free sheet, coated groundwood and one-sided specialty coated paper
Uncoated papers	– Manufacture and sale of uncoated mechanical and directory printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (NBSK)
The company owns and operates five manufacturing facilities, three in the province of British Columbia (B.C.), Canada, one in Rumford, Maine, U.S. and one in Biron, Wisconsin, U.S.  The primary market for the company's paper products is North America.  The primary markets for the company's pulp products are Asia and Australasia.
3. SIGNIFICANT ACCOUNTING POLICIES
Recently implemented accounting changes
In April 2015, FASB updated standard No. 2015-03 Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs.  The company has adopted the new standard in its financial statements for the annual period beginning on January 1, 2016.  As a result the company has netted $3.0 million in deferred financing costs, which was previously disclosed in other assets, against long-term debt (December 31, 2015 - $3.6 million).
In February 2015, FASB updated standard No. 2015-02 – Consolidation (Topic 810) which affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. The company has adopted the new standard in its financial statements for the annual period beginning on January 1, 2016. There was no material impact to the company's financials as a result of this adoption.
On January 7, 2015, the company's foreign subsidiary acquired the assets of the Biron and Rumford paper mills in Wisconsin and Maine, respectively.  As a result, the company has a foreign subsidiary that is considered to be a distinct and separable operation that is integrated within its foreign jurisdiction, and accordingly, uses the U.S. dollar as its functional currency.  Foreign exchange gains and losses arising from the translation of the foreign subsidiary's accounts into Canadian dollars (CDN$) are reported as a component of other comprehensive income (loss).
Changes in future accounting standards
In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers.  The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2018.  The extent of the impact of adoption of the standard has not yet been determined.

In February 2016, FASB issued ASU 2016-02 Leases which, among other things, requires lessees to recognize most leases on-balance sheet.  The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2019.  The extent of the impact of adoption of the standard has not yet been determined.
In March 2016, FASB issued ASU 2016-09 Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for share-based payment transactions as part of the FASB's simplification initiative.  The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017.  The extent of the impact of adoption of the standard has not yet been determined.
In June 2016, FASB issued ASU 2016-13 Financial Instruments – Credit Losses. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2020.
There were no other new pronouncements issued by the FASB that may materially impact the company's consolidated financial statements for future periods.
4. PURCHASE OF U.S. PAPER MILLS
On January 7, 2015, the company acquired, through a wholly owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, U.S. for consideration of $73.9 million (US$62.4 million).  The acquisition was financed through advances under the company's ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million.  The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes ("Offered Notes") thereby increasing the principal amount of its outstanding 2017 Notes to US$260.5 million.  The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million.
We reached a negotiated settlement with Verso Corporation in the quarter related to all outstanding issues from the acquisition of the U.S. paper mills on January 7, 2015, and all amounts outstanding from and to Verso Corporation pursuant to their bankruptcy proceeding, and recognized a net settlement gain of $5.5 million.
We account for this business combination using the acquisition method and the results of the Biron and Rumford mills have been included in the consolidated earnings of the company since its date of acquisition on January 7, 2015.
The final allocation to the assets acquired and liabilities assumed on the basis of their respective fair values as at January 7, 2015 is as follows:
January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
229.7
Liabilities assumed:
Accounts payable and accruals	$65.6
Long-term environmental remedial obligations	4.6
Long-term employee future benefits	10.0
Other long-term liabilities	5.0
Deferred income tax liability	26.7
111.9
Fair value of acquired net assets	$117.8
Consideration paid	$73.9

The excess of the fair value assigned to the net assets acquired over the purchase price has been recognized in other income as a gain of $43.9 million.  The company realized a gain on the asset purchase as it was a forced agreement.  Verso Corporation sold the Biron and Rumford mills to comply with an antitrust settlement with the U.S. Department of Justice whereby the pending merger of Verso Corporation and NewPage was made conditional on the sale of the U.S. paper mills.
5. ACCOUNTS RECEIVABLE
The components of accounts receivable were as follows:
	June 30, 2016	December 31, 2015
Trade receivables	$159.8	$170.9
Less: allowance for doubtful accounts	(4.6)	(4.5)
	155.2	166.4
Sales taxes receivable	3.3	5.6
Other receivables	6.3	13.1
	$164.8	$185.1
Accounts receivable are pledged as collateral against the long-term debt of the company.  See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.
6. INVENTORIES
The components of inventories were as follows:
	June 30, 2016	December 31, 2015
Finished goods
Coated paper	$54.5	$53.9
Uncoated paper	22.0	19.2
Newsprint	13.0	12.4
Pulp	4.3	10.6
Total finished goods	93.8	96.1
Work-in-progress	1.7	2.3
Raw materials – wood chips, pulp logs and other	53.3	48.5
Operating and maintenance supplies and spare parts	109.9	109.3
	$258.7	$256.2

At June 30, 2016, the company had applied write-downs of $1.8 million to finished goods inventory (December 31, 2015 – $1.1 million) and $1.0 million to raw materials inventory (December 31, 2015 – $0.6 million).
Inventories are pledged as collateral against the long-term debt of the company.  See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

7. PREPAIDS AND OTHER
The components of prepaids and other were as follows:
	June 30, 2016	December 31, 2015
Property taxes, insurance and licenses	$2.3	$2.6
Derivative assets	2.0	–
Other	6.9	2.9
	$11.2	$5.5
Prepaids and other are pledged as collateral against the long-term debt of the company.  See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.
8. PROPERTY, PLANT AND EQUIPMENT
The components of property, plant and equipment were as follows:
	June 30, 2016	December 31, 2015
Cost	$670.7	$663.1
Accumulated depreciation, amortization and impairment	232.4	206.2
Net book value	$438.3	$456.9
Property, plant and equipment are pledged as collateral against the long-term debt of the company.  See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.
We adjusted the estimated remaining economic life of certain assets as of December 31, 2015, based on a review of the physical condition and expected future operational and commercial lives of our major classes of assets.  The estimated impact on annual depreciation from the adjustment is a $6.0 million reduction.
9. OTHER ASSETS
The components of other assets were as follows:
	June 30, 2016	December 31, 2015
Deferred charges and other	$2.5	$1.6
Accrued benefit asset – pension plan (note 12)	0.4	0.4
	$2.9	$2.0
Other assets are pledged as collateral against the long-term debt of the company.  See note 11, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:
	June 30, 2016	December 31, 2015
Trade payables	$158.6	$156.2
Accrued payroll and related liabilities	36.9	43.5
Accrued interest	6.8	7.1
Accrued benefit obligation – pension plan (note 12)	8.3	8.3
Accrued benefit obligation – other employee future benefit plans (note 12)	6.4	6.4
Property taxes	7.1	0.9
Payables related to capital projects	4.2	1.6
Derivative liabilities	-	4.5
Other	14.6	16.0
	$242.9	$244.5

11. LONG-TERM DEBT
The components of long-term debt were as follows:
	June 30, 2016	December 31, 2015
Term loan, due on July 31, 2017	$15.1	$16.0
Senior secured notes, 11.0% due on October 30, 2017 (US$260.5 million; December 31, 2015 – US$260.5 million)	335.0	355.6
	350.1	371.6
Revolving asset based loan facility of up to $250.0 million (December 31, 2015 - $225.0 million) due on July 31, 2017	134.3	115.1
Capital lease obligations	6.9	7.5
Total debt	491.3	494.2
Less: current portion	(3.2)	(3.2)
Total long-term debt	$488.1	$491.0

2016
Significant changes to long-term debt in 2016
On May 9, 2016, the company amended its revolving asset based loan facility (ABL Facility).  The amendment included an increase of the maximum revolving credit commitments by $25.0 million to $250.0 million.  The ABL Facility lenders are CIBC as Administrative Agent, Wells Fargo Capital Finance Corporation of Canada, Export Development Canada and Bank of Montreal.
In April 2015, FASB updated standard No. 2015-03 Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs.  The company has adopted the new standard in its financial statements for the annual period beginning on January 1, 2016.  As a result the company has netted $3.0 million in deferred financing costs, which was previously disclosed in other assets, against long-term debt (December 31, 2015 - $3.6 million).  Comparative figures have been reclassified accordingly.
2015
Significant changes to long-term debt in 2015
In September 2015, the company entered into six capital leases on equipment.  The capital lease obligation with respect to these leases was $0.5 million as at December 31, 2015.
On January 7, 2015, the company amended the asset based loan facility (ABL Facility) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill.  The company also completed an offering of US$25.0 million of PIK Toggle Senior Secured Notes ("Offered Notes") due 2017.  The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million to be used to finance part of the costs associated with the acquisition.  See note 4, Purchase of U.S. Paper Mills.
Significant terms, conditions and covenants
The indentures governing the company's Term Loan and PIK Toggle Senior Secured Notes due on October 30, 2017 ("2017 Notes") contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.
The Term Loan is secured by a first charge on substantially all of the fixed assets and real property of the company that ranks senior to the lien securing the 2017 Notes.  The Term Loan is also secured by a second charge over the company's current assets.  Collateral provided on the 2017 Notes consists of a charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Term Loan, and (ii) the ABL Charge Collateral, as described below (2017 Notes Charge Collateral), and a charge on the senior collateral charge on the Term Loan and the ABL Charge Collateral.  The indentures governing the Term Loan and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company's fixed charge coverage ratio is below 2.0:1.0 for the 2017 Notes and is below 1.0:1.0 for the Term Loan.  The company's fixed charge coverage ratio under the 2017 Notes, calculated on a 12-month trailing average, was 1.1:1.0 at June 30, 2016 (December 31, 2015 – 0.9:1.0) and under the Term Loan was 0.6:1.0 at June 30, 2016 (December 31, 2015 – 0.5:1.0).
The company cannot make any restricted payments including paying any dividends, except to the extent the balance in its restricted payments basket is positive.  The restricted payments basket under the 2017 Notes was negative $147.3 million as at June 30, 2016 (December 31, 2015 – $107.1 million).
The security for the ABL Facility consists of a charge on accounts receivable, inventory and cash of the company (ABL Charge Collateral) and a charge on the 2017 Notes Charge Collateral.  The interest rate on the ABL Facility is determined by the current market rate for that type of loan in addition to a spread that is based on the average availability for the prior fiscal quarter.  Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves.  The borrowing base at June 30, 2016, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.6 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.4 million, a reserve for credit insurance deductibles of $2.9 million, a reserve for vacation pay of $3.1 million, a reserve of $1.5 million for employee source deductions, and a reserve of $0.3 million for workers' compensation costs. On June 30, 2016, the company had $66.2 million available under the ABL Facility after deducting outstanding drawings of $135.9 million and outstanding letters of credit of $24.1 million, before potential application of the springing fixed charge coverage ratio.

The company was in compliance with its covenants under the ABL Facility, the Term Loan and under each of the indentures governing its outstanding senior notes on June 30, 2016.
The company's long-term debt is recorded at amortized cost.  The following table provides information about management's best estimate of the fair value of the company's debt:
	June 30, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Total debt	$491.3	$404.4	$494.2	$416.0
The fair value of the company's long-term debt related to its senior notes is determined based on quoted market prices (level 1 fair value measurement).  The fair value of the company's debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurements).  In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.
12. EMPLOYEE FUTURE BENEFITS
The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments.  Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment.  Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan.  The company also maintains pension benefits for former hourly employees that are not covered by union pension plans.  Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.
The company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees.  A description of changes to pension and other benefit plans can be found on pages 95 to 102 of the company's 2015 Annual Report.
Employees hired pursuant to the purchase of the U.S. mills (note 4, Purchase of US Paper Mills) continue to be covered under the employee future benefit plans that existed prior to acquisition.  Pension plans include defined benefit and defined contribution segments.  The defined benefit plan is available to hourly employees hired before 2013.  The defined contribution segment consists of a 401k plan and a profit share plan and is available to salaried and hourly employees.
For the three and six months ended June 30, 2016, the company incurred total post-retirement benefit costs of $6.7 million and $13.7 million, respectively (three and six months ended June 30, 2015 – $8.8 million and $16.8 million).
For the three and six months ended June 30, 2016, the company contributed $10.1 million and $19.8 million, respectively (three and six months ended June 30, 2015 - $8.5 million and $17.7 million) for employee future benefits which included cash contributed to the company's funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributions to its defined contribution plans and cash contributed to its multi-employer industry-wide pension plans.

Components of net periodic benefit cost recognized in the period were as follows:

	Three months ended June 30,		Six months ended June 30,
Pension benefit plans	2016	2015	2016	2015
Defined benefit plan
Service cost for the period	$1.2	$1.5	$2.4	$2.7
Interest cost	2.2	3.1	4.5	6.2
Expected return on assets	(3.4)	(3.2)	(6.9)	(6.4)
	-	1.4	-	2.5
Defined contribution plan
Service cost for the period	2.6	2.8	5.3	5.3
Multi-employer industry-wide pension plan service cost for the period	2.1	2.3	4.4	4.4
Net periodic benefit cost for pension benefit plans	$4.7	$6.5	$9.7	$12.2

	Three months ended June 30,		Six months ended June 30,
Other post-retirement benefit plans	2016	2015	2016	2015
Service cost for the period	$0.6	$0.6	$1.2	$1.2
Interest cost	1.4	1.7	2.8	3.4
Net periodic benefit cost for other benefit plans	$2.0	$2.3	$4.0	$4.6
Effective January 1, 2016, the company elected to refine the approach for determining the service cost and interest cost components of the net defined benefit cost that will be recognized on pension and other post-retirement benefit programs.  This election was made in consultation with the actuarial advisors of the company and in accordance with broad industry adoption of this approach as best practice.
Historically, the company had estimated the service and interest cost components by applying a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. The company has elected to utilize a full yield curve approach to estimate these components by applying specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. The company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest costs. This change does not affect the measurement of total benefit obligations as the change in interest cost is completely offset in the actuarial loss reported in the period. The company has accounted for this change as a change in estimates and, accordingly, has accounted for it prospectively beginning in the first quarter of 2016. Based on current economic conditions, we estimate the service cost and interest cost for those plans will be reduced by approximately $3.8 million in 2016 as a result of the change.

13. OTHER LONG-TERM OBLIGATIONS
The components of other long-term obligations were as follows:

	June 30, 2016	December 31, 2015
Environmental and remedial	$10.1	$10.7
Snowflake union pension liability	8.9	9.9
Accrued workers' compensation costs	4.4	4.6
Other	0.5	1.2
	$23.9	$26.4
14. OTHER INCOME, NET
The components of other income, net were as follows:
	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Gain (loss) on derivative financial instruments	$(0.5)	$1.8	$5.7	$(6.2)
Foreign exchange gain (loss) on working capital balances	(0.2)	(2.1)	(2.5)	3.8
Bargain purchase gain (note 4)	-	2.9	-	42.2
Net settlement gain (note 4)	5.5	-	5.5	-
Other	(0.1)	2.9	(0.3)	2.8
	$4.7	$5.5	$8.4	$42.6

We reached a negotiated settlement with Verso Corporation in the quarter related to all outstanding issues from the acquisition of the U.S. paper mills on January 7, 2015, and all amounts outstanding from and to Verso Corporation pursuant to their bankruptcy proceeding, and recognized a net settlement gain of $5.5 million.
15. INCOME TAXES
As at June 30, 2016, the company has a valuation allowance on its deferred tax assets of $269.7 million (December 31, 2015 - $262.2 million).  The effective rate for the quarter ended June 30, 2016 was (0.2%) which was impacted by the recognition of a valuation allowance on deferred tax assets.  A description of the company's income taxes can be found on pages 103 to 105 of the company's 2015 Annual Report.
16. FAIR VALUE MEASUREMENT
An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value.
Level 1
Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3
Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

	June 30, 2016		December 31, 2015		Fair value hierarchy		Balance sheet classification
Assets
Currency contracts		$2.0	$	─	2	(1)	Prepaids and other
Liabilities
Currency contracts	$	─		$4.5	2	(1)	Accounts payable and accrued liabilities

Fair value of the company's derivatives are classified under Level 2 as they are measured as follows:

(1)	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty's non-performance risk in the fair value measurements.
The fair value of the company's long-term debt and level within the fair value hierarchy is disclosed in note 11.
The following table presents information about the effects of the company's derivative financial instruments not designated as hedging instruments on the company's consolidated financial statements for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Gain (loss) on currency contracts related to revenue hedges (note 14)	$(0.5)	$1.8	$5.7	$(6.2)
The carrying value of the company's other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.
17. FINANCIAL INSTRUMENTS
(a)	Financial Risk Management
Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.
The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.  A summary of the company's financial risk management objectives can be found on page 110 to 113 of the company's 2015 Annual Report.

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing businesses and paper manufacturing businesses.  Aging of receivables were as follows:
	June 30, 2016	December 31, 2015
Trade receivables
Current	$149.0	$149.4
Past due 1-30 days	6.9	14.0
Past due 31-90 days	2.1	3.5
Past due over 90 days	1.8	4.0
	159.8	170.9
Allowance for doubtful accounts	(4.6)	(4.5)
Trade receivables, net	155.2	166.4
Other receivables, including sales tax recoverables	9.6	18.7
Accounts receivable (note 5)	$164.8	$185.1
The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:
	June 30, 2016	December 31, 2015
Balance, beginning of period	$4.5	$2.3
Increase in provision	0.1	2.2
Balance, end of period	$4.6	$4.5

(b)	Revenue Risk Management Instruments
Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:
	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at June 30, 2016
0 to 12 months	$85.0	0.7728	$85.0	0.7043
At period-end exchange rates, the net amount the company would receive to settle the above contracts and options is $2.0 million (December 31, 2015 – negative $4.5 million).  At June 30, 2016, purchased U.S. dollar put options and sold US dollar call options are marked to market, and the related gains and losses are recognized in other income.
At June 30, 2016, the company did not have any commodity swap agreements or commodity options outstanding.

18. CONTINGENCIES
Two Lawsuits Filed by Halalt First Nation
On January 22, 2016, Catalyst Paper was served with two Notices of Civil Claim by the Halalt First Nation and its business partners.  The company intends to vigorously defend itself against both claims.  The first claim, filed jointly by the Halalt, Sunvault Energy Inc. and Aboriginal Power Corp. alleges that the company disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement. The plaintiffs are seeking, among other things, approximately $100 million in damages from Catalyst in connection with the alleged breach of contract and a permanent injunction restraining Catalyst Paper from constructing, owning or operating an anaerobic digester facility.  The second claim, filed by the Halalt and its members, alleges that the company illegally trespassed on, and caused damages to, the Halalt's asserted territories and fisheries resources through the operation of its Crofton Mill since 1957.  The Halalt is seeking an interim and permanent injunction restraining the company from conducting its operations at the Crofton Mill and are also seeking approximately $2 billion in damages.  Catalyst filed a Response to Civil Claim in respect of the first claim on April 29, 2016 and filed a Response to Civil Claim in respect of the second claim on May 6, 2016.
19. COMPARATIVE FIGURES
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.